March 16, 2006
FILED VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20459-3651

Attn:	William Choi
Accounting Branch Chief
Division of Corporation Finance

Re:	Tweeter Home Entertainment Group, Inc.
Form 10-K
File No. 000-24091
Filed December 29, 2005

Dear Mr. Choi:
     This letter reflects Tweeter’s responses to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) to Joseph G. McGuire, President and Chief Executive Officer of Tweeter, dated March 3, 2006 (the “Comment Letter”). We note for your information that Mr. McGuire is also now Tweeter’s acting Chief Financial Officer.
Tweeter’s responses to the Comment Letter are set forth below. These responses are numbered so as to correspond to the comment numbers in the Comment Letter. Upon resolution of the Staff’s comments, we will amend our Form 10-K for our certifications, as discussed in our response to comment number 9.
RESPONSES TO COMMENT LETTER
Form 10-K for the Fiscal Year Ended September 30, 2005
Consolidated Statements of Operations, page F-4
Staff Comment

1.	We note that you have a separate line item entitled “Non-cash compensation charges” on your statement of operations. We advise you that Item 10(e)(1)(ii)(c) of Regulation S-K prohibits the presentation of a non-GAAP measure on the face of your financial statements. In future filings please include non-cash compensation in the appropriate expense line items. You may disclose non-cash compensation charges included in specific line items parenthetically on the face of your statement of operations, in the notes to your financial statements or, within Management’s Discussion and Ana1ysis of Financial Condition and Results of Operations. Refer to SAB Topic 14:G.

Tweeter Response:

In future filings, Tweeter will include “Non-cash compensation charges” in the appropriate captions within the statement of operations based upon the classification of the employee or vendor to which the charges relate.

Consolidated Statements of Cash Flows, page F-6
Staff Comment

2.	Please present the cash inflows of debt proceeds and cash outflows of debt repayments on a gross basis when the debt instrument includes original maturity of greater than three months. Net reporting is not permitted in such circumstances. Refer to paragraphs 13 and 79 of SFAS 95.

Tweeter Response:

From 1998 to the present, Tweeter has utilized revolving credit facilities to fund working capital, capital expenditures, acquisitions and other general corporate purposes. These revolving lines of credit have generally had terms which expire three years from the initial dates.

Tweeter has drawn down on its revolving credit facilities regularly as needed, to meet all of its borrowing needs. Tweeter has not utilized traditional long term borrowing facilities to finance its operations.

As a result, Tweeter has presented borrowings and repayments on a net basis rather than a gross basis in its statements of cash flows. We believe that this presentation is analogous to Example 1 in Appendix C of SFAS 95 which reflects “net borrowings under line of credit agreement.” We also believe this presentation provides the most meaningful information to users of the financial statements and do not believe that reporting gross borrowings and repayments provides relevant information to the users. In addition, we believe that net presentation provides the relevant information, as required by paragraph 4 of SFAS 95, about Tweeter’s cash flows related to the revolving lines of credit. We further note that paragraph 78 of SFAS 95 states:

“Many respondents to the Exposure Draft said that non-financial enterprises also may have items for which the turnover is quick, the maturities are short and the amounts are large. Short term debt such as revolving credit arrangements and commercial paper obligations were frequently cited examples. Respondents generally expressed the view that net reporting of those items also should be permitted.”

The FASB responded in paragraph 79,

“The Board generally agreed that non-financial as well as financial enterprises may have items for which gross cash flows are not sufficiently relevant to require reporting them.”

Supplementally, we advise the Staff that the gross borrowings and repayments for the years ended September 30, 2003, 2004 and 2005 were as follows:

	2003	2004	2005

Borrowings	$481,095,418	$850,732,943	$906,940,524
Repayments	(483,035,697)	(864,139,237)	(879,337,191)
Net	$(1,940,279)	$(13,406,294)	$27,603,333

Summary of Significant Accounting Policies, page F- 7
Staff Comment

3.	Please tell us and disclose in future filings the types of costs that you capitalize in inventory. Refer to Rule 5-06(b) of Regulation S-X.

Tweeter Response:

Tweeter capitalizes distribution center operating costs in its inventory. These distribution center operating costs include compensation, occupancy, vehicle, supplies and maintenance, utilities, depreciation, insurance and other distribution center-related expenses. In future filings we will disclose the types of costs capitalized in inventory.

Staff Comment

4.	Please tell us and disclose in future filings what revenues are recognized upon delivery and what revenues are recognized upon shipment. Please also tell us your basis for each recognition policy.

Tweeter Response:

SAB 104 requires the following criteria to be met in order to properly recognize revenue.
•	Persuasive evidence of an arrangement exists.

•	Delivery has occurred or services have been rendered.

•	The seller’s price to buyer is fixed or determinable.

•	Collectibility is reasonably assured.
Tweeter sells its products directly to retail customers, through our direct business-to-business division and through our Internet web site. Generally, revenue from products sold in our retail stores is recognized at the point of sale, when transfer of title takes place and the customer receives the product. In some instances, customers request that we deliver the product to specified locations, in which case revenue would be recognized when the customer receives the product. Products sold through our business-to-business division and our Internet web site is shipped “free on board” shipping point and the related revenue is recognized upon shipment.

Service revenue is recognized when the repair service is completed. Revenue from installation labor is recognized as labor is provided.

Below is a table summarizing revenues generated through our retail stores, our direct business-to-business division and our Internet web site for the last three years:

	2003	2004	2005

Retail Stores	$742,311,171	$743,070,031	$778,962,888
Direct Business-To-Business	14,675,810	19,657,506	13,754,547
Internet	1,175,384	2,552,800	2,372,546
Total	$758,162,365	$765,280,337	$795,089,981

In future filings, Tweeter will include a description of what revenues are recognized upon delivery and what revenues are recognized upon shipment.
Note 6. Accrued Expenses, page F-16
Staff Comment

5.	Please tell us the items and their amounts included in other accrued expenses for each year presented. If any of the items exceed five percent of total current liabilities, please revise future filings to separately state, in the balance sheet or in a note, the items in excess of five percent of total liabilities. Refer to Rule 5-02(21) of Regulation S-X.

Tweeter Response:

Rule 5-02(20) of Regulation S-X requires that other current liabilities in excess of five percent of total current liabilities be stated separately, in the balance sheet or in a note thereto and allows remaining items to be shown in one amount.

The five percent of total current liabilities threshold was $4,784,511 and $5,952,405 for the years ended September 30, 2004 and 2005, respectively. Following are the items and their amounts included in other accrued expenses, each of which was less that five percent of total current liabilities. To the extent that any of such items exceed five percent of total current liabilities in the future, we will disclose them appropriately.

	Years Ended
	September 30,
	2004	2005

Accrued sales tax collected	$4,437,352	$4,735,339
Accrued advertising expenses	109,370	4,056,805
Accrued occupancy expenses	2,284,778	3,029,853
Accrued professional fees	736,358	2,800,806
Accrued expenses for discontinued operations	—	2,000,932
Accrued state income taxes	—	1,300,000
Accrued gift cards expense	—	864,074
Lease loss accruals for closed stores	1,300,000	863,764
Accrued bank and credit card fees	920,436	820,006
Other accrued expenses	4,557,175	4,428,392

Total other accrued expenses	$14,345,469	$24,899,971
Note 11. Acquisition, Intangibles and Goodwill, page F-19
Staff Comment

6.	We note that you allocated $5,250,868 of the purchase price to acquire Sumarc Electronics Incorporated to goodwill. Please tell why you did not recognize intangible assets apart from goodwill. In doing so, please address marketing related intangible assets and contract based intangible assets, including lease agreements. Please refer to paragraph 39 of FAS 141.

Tweeter Response:

In accordance with paragraph 39 of FAS 141 and further guided by Appendix A, item 14, we concluded that the acquisition of Sumarc Electronics Incorporated did not include identifiable intangible assets separable from goodwill. Tweeter paid $5,250,868 above the net value of tangible assets of this company because we felt that this was the most economical and expeditious way to solidify our presence in the North Carolina and Tennessee markets and obtain an existing knowledgeable workforce. We advise the Staff that we did not attribute any value to marketing-related intangibles, such as tradenames, since we converted the stores from NOW! Audio Video stores to Tweeter stores upon their acquisition. Although we did acquire NOW’s customer lists, we did not attribute any value to the lists as most of our customers tend to be new customers. Our business is a television dominated-business and the television replacement cycle is so long that existing customers do not come back for a primary television purchase for years. Additionally, we did not attribute any value to contract-based intangibles. The Company performed an analysis of the leases acquired and determined the adjustment to fair market value was not material. As part of the purchase and sale agreement, there were two non-compete agreements with the sellers, a husband and wife. We concluded that due to the age of the sellers and their intention to retire the value of the non-compete agreement was de minimis. Based on the above, and as the value of the market presence and workforce is not separable as defined in paragraph 39 of FAS 141, the entire excess of the purchase price above the net value of tangible assets was recorded as goodwill.
Note 12. Stockholders’ Equity, page F-20
Staff Comment

7.	Please tell us how you treated the restricted common stock in determining the number of shares outstanding used in your calculation of basic and diluted earnings per share. Refer to paragraph 10 of SFAS 128.

Tweeter Response:

Vested shares of the restricted common stock were included in the calculation of basic EPS, and the unvested shares were excluded from the calculation based on paragraph 10 of SFAS 128, Earnings per Share, which states “Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent).”

With respect to diluted EPS, the nonvested shares of the restricted common stock were excluded from the calculation, since the impact would be antidilutive
Note 13. Related Party Transactions, page F-23
Staff Comment

8.	Please tell us how you account for your share of the intercompany gross profit on inventory acquired from equity method investees in recognizing equity income. Please refer to AIN-APB 18. In future filings please disclose how intercompany profits on transactions with investees are accounted for in your financial statements.

Tweeter Response:

Our proportionate part of the intercompany profits and losses relating to inventory purchased from our equity method investees is eliminated until realized (i.e. when the inventory is sold by Tweeter to its customers) as we do not have a controlling interest in our equity method investees and we purchase inventory from our equity method investees on an arms length basis. This is consistent with AIN-APB 18, Intercompany Profit Eliminations Under Equity Method, which states “Whether all or a proportionate part of the intercompany profit or loss should be eliminated under the equity method depends largely upon the relationship between the investor and investee. When an investor controls an investee through majority voting interest and enters into a transaction with an investee which is not on an “arm’s length” basis, none of the intercompany profit or loss from the transaction should be recognized in income by the investor until it has been realized through transactions with third parties .... In other cases, it would be appropriate for the investor to eliminate intercompany profit in relation to the investor’s common stock interest in the investee.”

In future filings, we will disclose our accounting for intercompany profits on transactions with our equity method investees.
Exhibits 31.1 and 31.2
Staff Comment

9.	In future filings please omit “annual” from paragraphs 2-4. In addition, please amend your filing to include paragraph 4(b) in your certifications. Refer to Item 601(b)(31)(i) of Regulation S-K.

Tweeter Response:

We will amend our 2005 Form 10-K and include in future filings paragraph 4(b) in our certification and remove the word “annual” from paragraphs 2-4 upon satisfactory completion of the Staff’s review of our responses to your comments.

In connection with responding to these comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact me at (781) 830-3314 should you require additional information or have any questions regarding this letter.
Sincerely,
/s/ Joseph McGuire

Joseph McGuire
President and Chief Executive Officer

cc:	Mr. John Cannerella (SEC Staff)
Mr. David Lemoine (Deloitte & Touche)
Mr. Timothy B. Bancroft (Goulston & Storrs)